



CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

October 27, 2006



COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

SUPPL

Dear Sirs /Mesdames:

Re: Cunningham Lindsey Group Inc – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Corporation's press release and interim report to shareholders for the period ended September 30, 2006, together with the certification of interim filings by each of the Chief Executive Officer and the Chief Financial Officer, all of which have been filed with Canadian securities commissions and/or furnished to securityholders.

Please call me at (416) 596-8020 with any questions.

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Yours truly,
Cunningham Lindsey Group Inc.

By:
Paula Sawyers
Associate General Counsel

dw 11/7



FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 27, 2006.



Jan Christiansen
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 27, 2006.



Stephen M. Cottrell
Vice President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this management's discussion and analysis of financial condition and results of operation ("MD&A") is to give a narrative explanation of our consolidated financial performance during the third quarter of 2006. It is intended to supplement the unaudited consolidated interim financial statements and notes thereto for the three and nine months ended September 30, 2006, and should be read in conjunction with them. This MD&A provides further information to the annual MD&A for the fiscal year ended December 31, 2005 on pages 10 to 22 of our 2005 Annual Report. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We are a holding company that conducts business through our directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries, together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, and "Corporate" refers to corporate administrative overhead and financing costs.

Unless otherwise noted in this MD&A, all information is given as at October 26, 2006. Additional information about us may be found at our website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Special Note Regarding Forward-looking Statements

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. The volume of property claim assignments referred to us, and therefore our revenue, fluctuates according to the frequency of weather-related events. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2006. Information regarding other material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found in the body of this document under the headings "Critical Accounting Estimates" and "Financial Currency Exposure", and in our most recent Annual Report.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: ability to service debt and other commitments, vulnerability of revenue to weather-related claims, foreign currency fluctuations, continued services of key personnel, competitive markets, stability of customer relationships, financial strength of customers, dependency on insurance companies outsourcing claims, changing legislative environments, legal actions, access to cash, uncollectible accounts receivables, accounting estimates, and controlling shareholder influence. For a more complete discussion of general risks and uncertainties that apply to our business and our operating results, please see "Risk Factors" in our most recent Annual Information Form and our other filings on SEDAR.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Our Business

Our five principal operating subsidiaries manage a worldwide network of branches in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States and the United Kingdom respectively. CL Europe carries on business principally in continental Europe while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers insurance claims services catered to its target market.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and specialty services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specializing in claims investigation, and evaluation and loss control. We employ and sub-contract engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields, with whom we have developed close working relationships, to provide additional services required in the claims adjusting process. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated to increases and decreases in our revenue. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our operations in the United States, and result in a small number of large value claims of longer duration for our International operations.

Highlights from the Third Quarter

Financial highlights from the third quarter 2006 are as follows:

- 1.8% increase in revenue, compared to third quarter of 2005, reaching $103.4 million;
- 2.8% decrease in EBITDA, compared to third quarter of 2005, reaching $5.4 million;
- $0.3 million reduction in net loss from continuing operations, compared to third quarter 2005, to a loss of ($1.1 million); and
- net loss per share of ($0.05).

Revenue growth was satisfactory given the lack of significant weather-related events compared to third quarter 2005; however, earnings continue to be negatively impacted by non-recurring costs in our operations in the United Kingdom and our continuing restructuring of our European operations.

Our operations in the United States, comprising loss adjusting services and Vale National Training Centre, continued the strong growth in revenue and earnings. In local currency for the first nine months of 2006, CL US recorded a 22% growth in revenue and close to a doubling of EBITDA compared to the first nine months of 2005.

Our operations in Canada were impacted by the lack of summer storms this year, but CL Canada's performance improved over previous quarters.

Our UK operations continue to perform well, although they have had some additional non-recurring costs that impacted operating earnings in the third quarter. Several long-term contracts were renewed this quarter and they continue to win new business. For the first nine months in local currency, CL UK has recorded a 2.7% increase in revenue in contrast to the revenue decline reported in Canadian dollars, and currency fluctuations have similarly impacted their operating earnings.

The restructuring efforts in our European operations are progressing according to plan, although more work is needed to produce satisfactory results. We recently announced the acquisition of Barlow CCS, Spain, which we expect will further enhance our global reach and ability to serve clients both in the domestic market in Spain and abroad.

CL International had a strong third quarter as CL International finalized their claims activity from the 2004 Caribbean storms and continued to perform satisfactorily.

We have reported a positive cash flow for the third quarter of 2006, which is an improvement over our last quarter, and no further borrowing was required. However, we may need to borrow additional funds in the fourth quarter from our parent company.

Foreign Currency Exposure
We carry on a substantial portion of our business outside of Canada and have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at October 26, 2006, the Company is not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

	Three months ended Sept 30		**Nine months ended Sept 30**	
United Kingdom Pound	**2006**	**2005**	**2006**	**2005**
High	2.1523	2.1882	2.1523	2.4032
Low	2.0389	2.0546	1.9806	2.0546
Average	2.1013	2.1433	2.0583	2.2571
Close	2.0874	2.0546	2.0874	2.0546

	Three months ended Sept 30		**Nine months ended Sept 30**	
United States Dollar	**2006**	**2005**	**2006**	**2005**
High	1.1416	1.2432	1.1726	1.2704
Low	1.1053	1.1611	1.0990	1.1611
Average	1.1211	1.2012	1.1327	1.2239
Close	1.1153	1.1611	1.1153	1.1611

	Three months ended Sept 30		**Nine months ended Sept 30**	
European Monetary Union Euro	**2006**	**2005**	**2006**	**2005**
High	1.4532	1.5020	1.4532	1.6400
Low	1.4107	1.4003	1.3523	1.4003
Average	1.4281	1.5660	1.4090	1.5462
Close	1.4150	1.4645	1.4150	1.4645

RESULTS OF OPERATIONS

The following table summarizes selected financial information for the three and nine months ended September 30, 2006 and 2005.

	For the three months ended		*For the nine months ended*	
	Sept 30, 2006	Sept 30, 2005	**Sept 30, 2006**	Sept 30, 2005
(in $000s except per share data)				
Revenue				
Canada	**13,187**	14,056	**40,998**	39,543
United States	**14,901**	13,528	**47,338**	41,956
United Kingdom	**49,303**	48,572	**138,797**	148,076
Europe	**13,030**	14,710	**41,796**	47,186
International	**12,967**	10,661	**37,544**	41,451
	103,388	101,527	**306,473**	318,212
Earnings before interest, taxes, depreciation, and amortization [1]				
Canada	**508**	755	**568**	1,031
United States	**1,013**	529	**3,126**	1,750
United Kingdom	**4,043**	5,636	**9,577**	15,099
Europe	**(825)**	(156)	**(439)**	890
International	**1,946**	1,144	**6,349**	12,357
Corporate	**(1,322)**	(2,389)	**(4,443)**	(5,573)
	5,363	5,519	**14,738**	25,554
Depreciation	**1,260**	1,282	**3,726**	3,933
Interest	**4,336**	4,796	**12,926**	14,726
Gain on disposal	**-**	-	**-**	(2,944)
Income tax expense (recovery)	**901**	924	**(1,403)**	6,191
Net (loss) earnings from continuing operations	**(1,134)**	(1,483)	**(511)**	3,648
Net loss from discontinued operations	**-**	-	**-**	(2,352)
Net (loss) earnings	**(1,134)**	(1,483)	**(511)**	1,296
Basic and diluted net (loss) earnings per subordinate voting share and multiple voting share from continuing operations	**(0.05)**	(0.09)	**(0.02)**	0.25
Basic and diluted net (loss) earnings per subordinate voting share and multiple voting share	**(0.05)**	(0.09)	**(0.02)**	0.09
Total shares outstanding (000) [2]	**22,093**	22,093	**22,093**	22,093
Weighted average shares (000)	**21,951**	16,591	**21,918**	14,826
Total assets			**406,186**	380,639
Total long-term financial liabilities			**135,546**	136,279

[1] Earnings before interest, taxes, depreciation, and amortization (EBITDA) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] On August 30, 2005, we issued 7,791,712 subordinate voting shares upon completion of a rights offering. As at September 30, 2006, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

OVERALL PERFORMANCE

Our net loss for the third quarter of 2006 was $1.1 million compared to a net loss of $1.5 million in the third quarter of 2005. Our year-to-date net loss was $0.5 million compared to net earnings of $1.3 million for the first nine months of 2005. Our net loss for the first nine months of 2006 includes a tax recovery of $4.8 million from the establishment of a US tax asset. Net earnings for the first nine months of 2005 include a non-recurring profit of $2.9 million from the sale of Cunningham Lindsey TES BV ("TES").

CL Canada reported reduced revenue and EBITDA for the third quarter of 2006 compared to the third quarter of 2005. Year-to-date, revenue increased and EBITDA decreased compared to the first nine months of 2005. The reduction in third quarter revenue is largely due to less summer storm claims activity in 2006 as compared to 2005. The reduction in third quarter EBITDA was primarily due to the decrease in revenue. Year-to-date, the ENVIRONMENTAL SOLUTIONS® Remediation Services ("ESRS") division had higher revenue and the Claims Adjusting division had a small revenue reduction compared to the first nine months of 2005. The decrease in year-to-date EBITDA resulted from increased investments in the Claims Adjusting division.

CL US reported an increase in revenue and EBITDA for both the third quarter of 2006 and for the first nine months of 2006 compared to the corresponding periods in 2005. These increases were due to increased claims from new and existing clients.

CL United Kingdom reported a small increase in revenue but reduced EBITDA for the third quarter of 2006 compared to the third quarter of 2005. The decrease in the third quarter EBITDA was primarily due to non-recurring premises costs and increased staff costs to manage the higher claims volumes. Year-to-date, both revenue and EBITDA declined for the first nine months of 2006 compared to the corresponding period in 2005. The decrease in revenue is a result of the strengthening of the Canadian dollar against the United Kingdom pound. The reduction in EBITDA was primarily a result of the exchange rate movements, non-recurring premises costs, and the benefit in 2005 from increased claims activity due to flooding in north-western England.

CL Europe reported reduced revenue and EBITDA for the third quarter and for the first nine months of 2006 compared to the respective periods in 2005. The decrease in reported revenue for both the third quarter and year-to-date was a result of the changed market conditions in the Netherlands and the strengthening of the Canadian dollar against the European Euro, partially offset by increased revenue in France. The decrease in EBITDA was primarily due to the reduced revenue, together with restructuring costs in the Netherlands. Year-to-date EBITDA in 2005 was also impacted by the sale of TES in the first quarter of 2005, which resulted in a gain on the disposal of $2.9 million.

CL International reported increased revenue and EBITDA for the third quarter 2006 compared to the third quarter of 2005. The increase in the third quarter revenue was primarily due to finalizing long term claims from the 2004 Caribbean storms. The increase in the third quarter EBITDA was primarily due to the increase in revenue. Year-to-date, both revenue and EBITDA declined for the first nine months of 2006 compared to the corresponding period in 2005. The decreases were a result of the strengthening of the Canadian dollar against the United Kingdom pound, together with an outstanding 2005 financial performance. The financial performance in 2005 was a result of increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004 and, to a lesser extent, the 2004 tsunami in Asia.

Corporate reported a decrease in operating costs for the third quarter and for the first nine months of 2006 compared to the respective periods in 2005.

Revenue

Our total revenue for third quarter 2006 was $103.4 million, an increase of $1.9 million compared to $101.5 million of revenue for the third quarter 2005. Upon conversion into Canadian dollars, International operations and operations in the United States and the United Kingdom reported improvements in revenue compared to the third quarter of 2005, which were partially offset by declines in revenue reported by operations in Canada and in Europe.

Our total year-to-date revenue for 2006 was $306.5 million, a decrease of $11.7 million from revenue of $318.2 million in the first nine months of 2005. International operations and operations in the United Kingdom and Europe reported decreases in revenue compared to the first nine months of 2005, which were partially offset by improvements in revenue reported by operations in Canada and the United States.

CL Canada reported revenue for the third quarter of 2006 of $13.2 million, which was $0.9 million lower than revenue for the third quarter of 2005. Year-to-date, revenue was $41.0 million, an increase of $1.5 million compared to the first nine months of 2005. The decrease in revenue for the third quarter was due to less summer storm claims activity in 2006 as compared to 2005. The year-to-date increase in revenue was due to a $2.1 million increase in ESRS revenue, which was partially offset by a $0.6 million decrease in revenue in the Claims Adjusting division.

Revenue from operations in the United States was $14.9 million for the third quarter of 2006, an increase of $1.4 million from the third quarter of 2005. Year-to-date, revenue was $47.3 million, an increase of $5.4 million compared to the first nine months of 2005. In local currency, revenue from operations in the United States was U.S.$13.3 million for the third quarter of 2006, an increase of U.S.$2.0 million from the third quarter of 2005. Year-to-date, revenue in local currency was U.S.$41.8 million, an increase of U.S.$7.5 million from the first nine months of 2005. The increase in the third quarter revenue was primarily attributable to an increase in claims volumes from new and existing clients. The increase in the year-to-date revenue was due to an increase in claims volumes from new and existing clients and increased claims activity following hurricanes that hit the United States during the second half of 2005.

Revenue for the third quarter of 2006 from operations in the United Kingdom was $49.3 million, an increase of $0.7 million from revenue of $48.6 million in the third quarter of 2005. Year-to-date, revenue was $138.8 million, a decrease of $9.3 million relative to the first nine months of 2005. In local currency, revenue from operations in the United Kingdom was £23.5 million for the third quarter of 2006, an increase of £0.8 million from the third quarter of 2005. Year-to-date, revenue in local currency was £67.4 million, an increase of £1.7 million from the first nine months of 2005. The increase in both the third quarter and year-to-date local currency revenue was primarily due to increased claims activity across a number of product lines.

Revenue for the third quarter of 2006 from operations in Europe was $13.0 million, a decrease of $1.7 million from the third quarter of 2005. Year-to-date, revenue was $41.8 million, a decrease of $5.4 million compared to the first nine months of 2005. The decrease in reported revenue was primarily due to the strengthening of the Canadian dollar against the European Euro and the changed market conditions in the Netherlands. In local currency, revenue from operations in Europe was €9.1 million for the third quarter of 2006, a decrease of €0.9 million from the third quarter of 2005. Year-to-date, revenue in local currency was €29.7 million, a decrease of €0.8 million from the first nine months of 2005. The decrease in both the third quarter and year-to-date local currency revenue was primarily due to the changed market conditions in the Netherlands.

Revenue from the International operations in the third quarter of 2006 was $13.0 million, an increase of $2.3 million from the third quarter of 2005. Year-to-date, revenue was $37.5 million, a decrease of $3.9 million compared to the first nine months of 2005. The strengthening of the Canadian dollar against the United Kingdom pound had a significant impact on the reported revenue. In local currency, revenue from the International operations was £6.1 million for the third quarter of 2006, an increase of £1.1 million compared to the third quarter of 2005. The increase in the third quarter revenue reflects the completion of long term claims from the 2004 Caribbean storms. Year-to-date, revenue in local currency was £18.2 million for both 2006 and 2005.

Earnings Before Interest, Taxes, Depreciation, and Amortization

EBITDA is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization expense. The most significant component of EBITDA is the cost of compensation and benefits of our professionals. Changes to these expenses are correlated to increases and decreases in our revenue.

EBITDA for the third quarter of 2006 was $5.4 million (5.2% of revenue) as compared to $5.5 million (5.4% of revenue) for the third quarter of 2005. Year-to-date, EBITDA was $14.7 million (4.8% of revenue) as compared to $25.6 million (8.0% of revenue) for the first nine months of 2005.

The operations in Canada reported EBITDA of $0.5 million in the third quarter of 2006 compared to $0.8 million in the same period in 2005. The decrease was primarily due to the decrease in revenue noted above. Year-to-date, EBITDA was $0.6 million compared to $1.0 million for the first nine months of 2005. The decrease was a result of decreased revenue, together with investments in growth in the Claims Adjusting division.

The operations in the United States reported EBITDA of $1.0 million in the third quarter of 2006 compared to $0.5 million in the third quarter of 2005. Year-to-date, EBITDA was $3.1 million compared to $1.8 million for the first nine months of 2005. In local currency, EBITDA was U.S.$1.0 million in the third quarter of 2006 compared to U.S.$0.4 million in the third quarter of 2005. Year-to-date, EBITDA in local currency was U.S.$2.8 million compared to EBITDA of U.S.$1.4 million for the first nine months of 2005. Improved operating results were due to the increased revenue noted above.

EBITDA for the operations in the United Kingdom of $4.0 million for the third quarter of 2006 decreased $1.6 million compared to EBITDA of $5.6 million in the third quarter of 2005. Year-to-date, EBITDA was $9.6 million compared to $15.1 million for the first nine months of 2005. In local currency, EBITDA of £1.9 million in the third quarter of 2006 was £0.7 million less than the third quarter of 2005. Year-to-date, EBITDA in local currency of £4.6 million was £2.1 million less than that of the first nine months of 2005. The decrease was due to unfavorable exchange rates as noted above, non-recurring premises costs, and increased staff costs to manage the higher claims volumes.

EBITDA for the operations in Europe was ($0.8) million, a decrease of $0.6 million from EBITDA of ($0.2) million in the third quarter of 2005. Year-to-date, EBITDA was ($0.4) million compared to $0.9 million in the first nine months of 2005. In local currency, EBITDA of (€1.1) million in the third quarter of 2006 decreased by €0.7 million compared to the third quarter of 2005. Year-to-date, EBITDA in local currency was (€0.8) million compared to €0.3 million in the first nine months of 2005. The decrease reflects the changed market conditions and year-to-date restructuring costs of €0.7 million in 2006 to address these changed conditions.

EBITDA for International operations for the third quarter of 2006 was $1.9 million, an increase of $0.8 million compared to the third quarter of 2005. Year-to-date, EBITDA was $6.3 million compared to $12.4 million for the first nine months of 2005. In local currency, EBITDA of £0.9 million in the third quarter of 2006 increased £0.4 million compared to EBITDA in the third quarter of 2005. The increase in third quarter EBITDA was due to the revenue increase noted above. Year-to-date, EBITDA in local currency was £3.1 million compared to £5.4 million for the first nine months of 2005. The decrease in year-to-date EBITDA was primarily due to the reduction in revenue noted above and unfavorable exchange rate movements.

Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortization. Corporate losses for the third quarter of 2006 were $1.3 million compared to losses of $2.4 million in the third quarter of 2005. The decrease in corporate losses for the third quarter was primarily due to a $0.3 million reduction in foreign currency exchange losses, a $0.2 million reduction in stock option amortization costs and $0.7 million of restructuring costs incurred in 2005 but not in 2006. Year-to-date, corporate losses were $4.4 million compared to $5.6 million in the first nine months of 2005. The decrease in year-to-date corporate losses was primarily due to a $0.6 million reduction in stock option amortization costs and $0.7 million of severance costs incurred in 2005 but not in 2006.

Net (loss) Earnings

Net loss for the third quarter of 2006 was $1.1 million ($0.05 loss per share) compared to a net loss in the third quarter of 2005 of $1.5 million ($0.09 loss per share).

Net loss from continuing operations for year-to-date 2006 was $0.5 million ($0.02 loss per share) compared to net earnings of $3.6 million ($0.25 per share) for the first nine months of 2005. Net loss for year-to-date 2006 was $0.5 million ($0.02 loss per share) compared to net earnings of $1.3 million ($0.09 per share) for the first nine months of 2005.

The difference between EBITDA and net (loss) earnings is due to interest expense, provision for income taxes, depreciation and amortization expense, and the disposal of a business segment in 2005.

Total interest expense in the third quarter of 2006 was $4.3 million, $0.5 million less than interest expense of $4.8 million in the third quarter of 2005. Year-to-date, interest expense was $12.9 million compared to $14.7 million in the first nine months of 2005. Total interest expense in the third quarter of 2006 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.1 million of interest expense in the third quarter of 2006 consisted of $1.9 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.2 million interest on operating lines and other credit facilities. Interest expense in the third quarter and year-to-date 2006 was less than the third quarter and year-to-date 2005 due to lower debt levels in 2006 compared to 2005, partially offset by higher interest rates in 2006 compared to 2005.

An income tax expense of $0.9 million was recorded in the third quarter for both 2006 and 2005. The 2006 year-to-date income tax recovery was $1.4 million compared an income tax expense of $6.2 million for the first nine months of 2005. The 2006 year-to-date income tax recovery resulted principally from the operations in the United States recording a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006. The operations in the United States have available additional net operating losses of approximately U.S.$37.6 million, representing a potential future tax asset of approximately U.S.$13.2 million. Given current operating losses in Corporate, we did not record a tax recovery in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarter of 2006.

The gain on disposal of $2.9 million (€1.8 million) in the first quarter of 2005 related to the gain on the disposal of TES.

CASH FLOW

Operating Activities

Based on previous years' results, we have noted that operating cash flow tends to be lower in the first half of the year due to the impact of the working capital cost of servicing weather-related claims.

Cash provided by operating activities from continuing operations was $0.6 million during the third quarter of 2006 compared to cash used in operating activities of $0.3 million during the third quarter of 2005. The additional $0.9 million cash provided in operating activities was due to a decrease of $0.4 million in net loss from continuing operations, an increase of $0.3 million in non-cash items, and a favorable working capital movement of $0.2 million.

Year-to-date, cash used in operating activities from continuing operations was $9.7 million compared to $14.0 million in 2005. The $4.3 million increase in cash was due to a $5.9 million favorable working capital movement (excluding the $4.8 million US tax asset), offset by a $1.6 million decrease in net earnings from continuing operations and non-cash items (excluding the $4.8 million US tax asset).

Cash Provided (Used) by Operating Activities (continuing operations)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2006	Sept 30, 2005	**Sept 30, 2006**	Sept 30, 2005
($000s)				
Canada	**292**	1,050	**(506)**	(1,411)
United States	**2,755**	(884)	**3,692**	1,285
United Kingdom	**(3,521)**	4,210	**221**	2,351
Europe	**324**	(871)	**(1,525)**	(5,572)
International	**2,409**	542	**2,349**	5,972
Corporate and financing costs	**(1,643)**	(4,309)	**(13,901)**	(16,618)
	616	(262)	**(9,670)**	(13,993)

The $0.8 million decrease in cash flow from operations in Canada for the third quarter was primarily due to a $1.3 million unfavorable movement in accounts payable, partially offset by a favorable movement of $0.8 million in accounts receivable. The $0.9 million improvement in year-to-date cash flow from operations in Canada was primarily due to a $1.0 million favorable movement in accounts receivable.

The $3.6 million improvement in the United States cash flow for the third quarter was primarily due to a $3.4 million favorable movement in accounts payable and increased earnings of $0.6 million. The $2.4 million improvement in the United States year-to-date cash flow was primarily due to a $3.6 million favorable movement in accounts payable and an improvement in net earnings of $1.4 million (excluding the $4.8 million US tax asset). This was partially offset by a $2.2 million unfavorable movement in accounts receivable.

The $7.7 million decrease in the third quarter cash flow from operations in the United Kingdom was primarily due to a $11.3 million unfavorable movement in accounts receivable and a $2.3 million unfavorable movement in claims in process. This was partially offset by a favorable movement of $6.2 million in accounts payable. The $2.1 million decrease in the year-to-date cash from operations in the United Kingdom was due to a $10.5 million unfavorable movement in accounts receivable and a $4.1 million reduction in net earnings. This was partially offset by a favorable movement of $11.4 million in accounts payable and a $1.1 million favorable movement in pension and other liabilities.

The $1.2 million improvement in European cash flow for the third quarter was primarily due to a $3.5 million favorable movement in accounts payable and accrued liabilities. This was partially offset by an unfavorable movement of $1.0 million in accounts receivable, a $0.5 million reduction in net earnings, and a $0.4 million unfavorable movement in claims in process. The $4.0 million improvement in European year-to-date cash flow was primarily due to a $4.2 million favorable movement in accounts payable and accrued liabilities.

The $1.9 million improvement in third quarter cash flow from International operations was primarily due to a $2.0 million favorable movement in accounts payable and accrued liabilities. The $3.6 million decrease in year-to-date cash flow from International operations was primarily due to a $4.6 million reduction in net earnings and a $0.5 million unfavorable movement in accounts payable. This was partially offset by a $1.9 million favorable movement in claims in process.

The $2.7 million improvement in third quarter cash flow from Corporate was primarily due to a $1.7 million improvement in earnings and a $0.8 million favorable movement in accounts payable. The $2.7 million improvement in Corporate year-to-date cash flow was primarily due to a $2.9 million improvement in earnings.

Investing Activities
Net investment in property and equipment related to continuing operations was $1.1 million in both the third quarter of 2006 and 2005. Year-to-date, net investment in property and equipment was $3.8 million compared to $3.0 million in the first nine months of 2005. The year-to-date increase in 2006 of $0.8 million was mainly due to additional purchases of equipment by operations in the United Kingdom.

Cash used in business acquisitions of $1.2 million for 2006 year-to-date related primarily to acquiring the remaining shares of three European subsidiaries.

Cash provided by business divestitures of $4.1 million (€2.6 million) in the first quarter of 2005 related to net proceeds on the sale of TES.

Cash outflow from discontinued operations was $0.3 million and $2.5 million in the third quarter and year-to-date 2006 respectively, and related to cash payments of accrued liabilities recorded on the sale of the U.S. TPA Business.

Financing Activities
During the second quarter of 2006, CL Canada borrowed $4.0 million from our parent company, Fairfax Financial Holdings Limited ("Fairfax"). Proceeds of the loan were principally used for operating purposes.

In the first nine months of 2006, we expended $3.0 million for ongoing liabilities arising from our discontinued U.S. TPA operations. This expenditure had no impact on our earnings because we had previously reserved for the costs, but it did impact our cash position.

QUARTERLY DATA
(unaudited)

	Third Quarter 2006	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005
(in $000s, except per share data)				
Revenue				
Canada	**13,187**	13,765	14,046	13,342
United States	**14,901**	14,898	17,540	20,061
United Kingdom	**49,303**	44,248	45,245	50,165
Europe	**13,030**	14,392	14,373	16,935
International	**12,967**	11,883	12,695	13,461
	103,388	99,186	103,899	113,964
Earnings before interest, taxes, depreciation, and amortization				
Canada	**508**	(34)	94	266
United States	**1,013**	729	1,383	1,310
United Kingdom	**4,043**	2,666	2,869	9,358
Europe	**(825)**	88	298	(68)
International	**1,946**	1,826	2,577	745
Corporate	**(1,322)**	(1,556)	(1,565)	(1,565)
	5,363	3,719	5,656	10,046
Net (loss) earnings from continuing operations				
Canada	**451**	(92)	33	103
United States	**939**	5,472	1,126	1,066
United Kingdom	**2,266**	1,274	1,420	5,865
Europe	**(950)**	(138)	(45)	(390)
International	**1,405**	1,327	1,640	195
Corporate	**(5,245)**	(5,693)	(5,701)	591
	(1,134)	2,150	(1,527)	7,430
Net (loss) earnings	**(1,134)**	2,150	(1,527)	7,430
Net (loss) earnings from continuing operations per share	**(0.05)**	0.10	(0.07)	0.34
Net (loss) earnings per share	**(0.05)**	0.10	(0.07)	0.34
Total shares outstanding (000)	**22,093**	22,093	22,093	22,093
Weighted average shares (000)	**21,951**	21,929	21,897	21,843

QUARTERLY DATA
(unaudited)

	Third Quarter 2005	Second Quarter 2005	First Quarter 2005	Fourth Quarter 2004
(in $000s, except per share data)				
Revenue				
Canada	14,056	12,490	12,997	12,841
United States	13,528	14,671	13,757	17,529
United Kingdom	48,572	50,132	49,372	51,663
Europe	14,710	15,996	16,480	18,120
International	10,661	14,367	16,423	12,330
	101.527	107,656	109,029	112,483
Earnings before interest, taxes, depreciation, and amortization				
Canada	755	(168)	444	651
United States	532	727	493	674
United Kingdom	5,636	4,362	5,101	6,910
Europe	(157)	344	704	1,870
International	1,144	3,906	7,307	3,491
Corporate	(2,389)	(1,344)	(1,840)	(2,669)
	5.521	7,827	12,209	10,927
Net (loss) earnings from continuing operations				
Canada	406	(139)	215	338
United States	353	587	374	533
United Kingdom	3,407	2,547	3,120	4,269
Europe	(472)	28	3,154	1,256
International	1,216	3,063	4,726	2,205
Corporate	(6,393)	(6,167)	(6,377)	(3,787)
	(1,483)	(81)	5,212	4,814
Net (loss) earnings	(1.483)	(2.433)	5.212	4.814
Net (loss) earnings from continuing operations per share	(0.09)	(0.01)	0.37	0.35
Net (loss) earnings per share	(0.09)	(0.17)	0.37	0.35
Total shares outstanding (000)	22,093	14,301	14,301	14,301
Weighted average shares (000)	16,587	13,961	13,925	13,908

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Operating Cash Flow
Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. As the majority of our expenses are related to the cost of compensation and benefits of our professionals and fixed overhead costs, a significant weather-related event increases accounts receivable and claims in process over the short and medium-terms without an identical increase in accounts payable, thus utilizing working capital. As the claims associated with a particular weather-related event are closed or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and working capital and cash flow increases.

Overall, we had a positive operating cash flow for the third quarter of 2006. However, we may need to borrow additional funds from Fairfax during the fourth quarter of 2006.

Accounts receivable at September 30, 2006 increased by $12.8 million to $91.8 million, compared to December 31, 2005. The increase was primarily in operations in the United Kingdom.

Claims in process at September 30, 2006 increased by $6.5 million to $59.6 million, compared to December 31, 2005. The increase was primarily due to increased subsidence claims in operations in the United Kingdom.

Prepaid expenses at September 30, 2006 were $7.8 million, an increase of $2.2 million compared to December 31, 2005. This was primarily due to the payment of annual insurance premiums to third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage for claims made in the period June 1, 2006 to May 31, 2007.

Goodwill at September 30, 2006 was $209.7 million compared to $205.1 million at December 31, 2005. The increase was primarily from $4.6 million in foreign exchange movements.

Future income tax assets at September 30, 2006 increased by $5.3 million compared to December 31, 2005. The increase was primarily due to the operations in the United States recording a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 and Corporate recording a tax asset of $0.5 million (£0.3 million) in the third quarter of 2006.

Accounts payable and accrued liabilities at September 30, 2006 increased by $2.4 million compared to December 31, 2005. The increase in accounts payable and accrued liabilities was primarily due to annual insurance premiums to third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage for claims made in the period June 1, 2006 to May 31, 2007. This was partially offset by the payment of accrued bonuses.

Income taxes payable at September 30, 2006 were $5.6 million, an increase of $5.1 million compared to December 31, 2005. The increase was primarily in International operations and operations in the United Kingdom.

Deferred revenue at September 30, 2006 was $26.1 million, an increase of $4.4 million compared to December 31, 2005. The increase was primarily due to increased subsidence claims in operations in the United Kingdom.

Credit Facilities and Indebtedness
Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at September 30, 2006 was $207.5 million compared to $189.0 million at December 31, 2005. The increase in net debt was to fund negative operating cash flow and additional investments.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3% during the initial term, increasing by 0.5% for the one-year extension, if any.

Under the terms of the facility, the Company must meet certain financial covenants, including a debt to free cash flow ratio. The senior lender may declare an event of default if the Company does not comply with any of the financial covenants and does not cure the default within three business days of the earlier of (i) the lender giving notice of the default or (ii) the Company becoming aware of the default. Fairfax has agreed to provide us with necessary financing to permit the Company to meet its obligations under the facility. See "Transactions with Related Parties" in this MD&A.

On May 31, 2006 and again on June 15, 2006, CL Canada borrowed $2.0 million (total $4.0 million) from Fairfax. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans until our $72.8 million facility is repaid, without the consent of the senior lender.

As at September 30, 2006, our subsidiaries had demand lines of credit in the United Kingdom and Europe totaling $19.5 million. Bank indebtedness as at September 30, 2006 was $13.0 million consisting of drawn lines. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness at September 30, 2006 increased $11.2 million as compared to December 31,2005, and cash of $7.8 million at September 30, 2006 decreased $3.9 million as compared to December 31, 2005. The decrease in cash was primarily due to unfavorable working capital movements. The majority of our positive cash flow usually occurs during the fourth quarter of the fiscal year.

Contractual Obligations

As at December 31, 2005, we had contractual obligations to make future payments related to debt, leased premises, automobiles and equipment as shown in the table below. No material change in these contractual obligations has occurred during the third quarter 2006 that are outside the ordinary course of our business.

($000s)	Long Term Debt	Lease	Total
2006	746	28,836	29,582
2007	170	24,975	25,145
2008	125,112	17,869	142,981
2009	32	11,965	11,997
2010	9	7,735	7,744
Thereafter	-	23,438	23,438
	126,069	114,818	240,887

Other long-term liabilities comprised future benefits for employees and other liabilities. These totaled $1.9 million and $5.4 million, respectively, at September 30, 2006. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries. Other liabilities decreased by $2.6 million compared to December 31, 2005. The decrease was primarily in operations in the United States and related to cash payments of accrued liabilities recorded on the sale of the U.S. TPA Business.

Capitalization

Shareholders' equity increased to $81.9 million at September 30, 2006 from $77.4 million at December 31, 2005 due to a positive movement in the currency translation adjustment account of $5.0 million and a year-to-date net loss of $0.5 million. The increase in the currency translation adjustment account related to unrealized gains on the translation of the assets and liabilities of our foreign operations due to the strengthening of the United Kingdom pound relative to the Canadian dollar .

Payments from Subsidiaries

As a holding company, our ability to meet our financial obligations is dependent, primarily, upon the receipt of interest and principal payments on inter-company advances, management fees, proceeds from the sale of assets, cash dividends and other payments from subsidiaries, together with proceeds raised by us through the issuance of equity and debt securities, and from the sale of assets.

All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on inter-company advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to limitations, including contractual restrictions, the earnings of those subsidiaries and various business considerations.

TRANSACTIONS WITH RELATED PARTIES

In connection with CL Canada's $72.8 million term facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

CL Canada owes $4.0 million to Fairfax pursuant to two loans that bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, Fairfax has agreed that we will not repay the principal amount of the loans until our $72.8 million facility is repaid, without the consent of the senior lender.

Pursuant to a management services agreement with Fairfax, Fairfax has agreed to reimburse us for certain costs related to the sale of the U.S. TPA Business, including amounts that depend on the final determination of net obligations for excess office space, the continuing payment of insurance premiums and the final resolution of certain errors and omissions claims and other legal proceedings. For the three months ended September 30, 2006, Fairfax has agreed to reimburse us $0.8 million of the costs related to the U.S. TPA Business. As at September 30, 2006, $3.8 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows them to include our United Kingdom subsidiaries in their consolidated tax return filings in the United Kingdom. For the period ended September 30, 2006, we made tax installment payments totaling $1.0 million to Fairfax that related to 2006 (2005 - $1.5 million related to 2005), $nil that related to 2005 (2005 - $1.7 million related to 2004), and received a refund of $nil in respect of tax overpaid (2005 - $0.1 million related to 2003). We paid a further tax installment of $1.3 million to Fairfax in October 2006 that related to 2006. The tax installment payments would otherwise have been paid directly to tax authorities in the United Kingdom.

We provide certain services, including claims adjusting and claims management services, to companies under Fairfax's control in the normal course of business. In addition, companies under Fairfax's control provide us with certain services, including taxation services, in the normal course of business. Pursuant to a management services agreement with Fairfax, we incurred management fee expenses of $0.1 million for the three months ended September 30, 2006 in respect of management services provided by our parent company. Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business for the three months ended September 30, 2006 was $1.1 million compared to $2.1 million for the three months ended September 30, 2005. Costs incurred for information and technology services provided by companies under Fairfax's control in the normal course of business was $0.1 million for the three months ended September 30, 2006 compared to $0.3 million for the three months ended September 30, 2005. Costs incurred for taxation services provided by companies under Fairfax's control in the normal course of business were $0.1 million for both the three months ended September 30, 2006 and for the three months ended September 30, 2005.

At September 30, 2006, we owed Fairfax $1.2 million (2005 - $nil) (U.S.$1.1 million; 2005 – U.S.$nil) for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, and fiduciary and fidelity coverage for claims made in the period June 1, 2006 to May 31, 2007. For the three months ended September 30, 2005, we paid Fairfax $1.2 million (U.S.$1.0 million) for participation in this program.

SHARE DATA

As at October 26, 2006, the Company had outstanding 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are disclosed in note 1 to our audited consolidated annual financial statements. The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived therefrom, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets, and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i) Goodwill impairment testing

Goodwill represents $209.7 million (52%) of the assets on our consolidated balance sheet as at September 30, 2006. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill. We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations.

As at September 30, 2006, the goodwill in the United Kingdom is $162.3 million, or 77% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2005, our evaluation of goodwill indicated that the fair value of the operations in the United Kingdom was sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The operations in the United Kingdom expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance in actual performance from the business plans could result in a material impairment of a portion of the goodwill book value in future periods.

For purposes of our year-end impairment testing, future cash flows of our operations in the United Kingdom were valued at a range of $175 million to $280 million, indicating no impairment. Based on the current market conditions impacting our operations in Europe, we updated our 2005 annual goodwill impairment analysis for CL Europe in the third quarter of 2006. We determined there was no impairment to goodwill in our operations in Europe. For our other operations, there were no events or changes in circumstances that arose indicating a possible impairment of goodwill.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a full valuation allowance. Based on the continued strong performance in our operations in the United States, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 in our operations in the United States. The operations in the United States have additional available net operating losses of approximately U.S.$37.6 million, representing a potential additional future tax asset of approximately U.S.$13.2 million. If circumstances change regarding the projected profitability of the operations in Canada, the valuation allowance in Canada could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

(iii) Claims in Process

We record our inventory of claims in process at their estimated net realizable value at the period end. The change in estimated net realizable value from the prior period is recorded as an increase or decrease to revenue in the current period. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realizable value of claims in process as at September 30, 2006 of $59.6 million, compared to $53.1 million as at December 31, 2005, is primarily calculated based on the number of claims outstanding at the period end, the average revenue per claim for each period and an estimate of the average percentage-of-completion for the claims outstanding at the period end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated net realizable value of claims in certain operations is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

CONSOLIDATED BALANCE SHEETS

(unaudited)

($000s)

As at	September 30, 2006	December 31, 2005
ASSETS		
Current		
Cash	7,812	11,680
Accounts receivable, net	91,753	78,911
Claims in process	59,593	53,108
Prepaid expenses	7,840	5,594
Income taxes recoverable	1,386	391
Total current assets	168,384	149,684
Property and equipment, net	13,491	13,027
Goodwill	209,673	205,114
Future income taxes	7,317	2,048
Other assets	7,321	7,682
Total assets	406,186	377,555

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness (note 4)	13,042	1,889
Other loans (note 5)	76,713	72,755
Accounts payable and accrued liabilities	67,056	64,619
Income taxes payable	5,576	441
Current portion of long-term debt	196	746
Deferred revenue	26,119	21,724
Total current liabilities	188,702	162,174
Future income taxes	2,842	2,735
Long-term debt	125,319	125,323
Employee future benefits	1,941	1,908
Other liabilities	5,444	8,060
Total liabilities	324,248	300,200
Shareholders' equity (note 2)	81,938	77,355
	406,186	377,555

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2006	Sept 30, 2005	**Sept 30, 2006**	Sept 30, 2005
Revenue	**103,388**	101,527	**306,473**	318,212
Cost and expenses				
Cost of service	**81,201**	78,809	**243,313**	241,617
Selling, general and administration	**18,084**	18,481	**52,148**	54,974
Interest	**4,336**	4,796	**12,926**	14,726
Gain on disposal (note 9)	**-**	-	**-**	(2,944)
	103,621	102,086	**308,387**	308,373
(Loss) earnings before income taxes	**(233)**	(559)	**(1,914)**	9,839
Provision for income taxes (recovery)	**901**	924	**(1,403)**	6,191
Net (loss) earnings from continuing operations	**(1,134)**	(1,483)	**(511)**	3,648
Net loss from discontinued operations (note 8)	**-**	-	**-**	(2,918)
Reimbursement for costs (notes 6 and 8)	**-**	-	**-**	566
Net (loss) earnings for the period	**(1,134)**	(1,483)	**(511)**	1,296
Earnings (Loss) per share				
Basic and diluted net (loss) earnings per share from continuing operations	**(0.05)**	(0.09)	**(0.02)**	0.25
Basic and diluted net (loss) earnings per share	**(0.05)**	(0.09)	**(0.02)**	0.09

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2006	Sept 30, 2005	**Sept 30, 2006**	Sept 30, 2005
Deficit, beginning of period	**(49,758)**	(56,328)	**(50,381)**	(59,107)
Net (loss) earnings for the period	**(1,134)**	(1,483)	**(511)**	1,296
Deficit, end of period	**(50,892)**	(57,811)	**(50,892)**	(57,811)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2006	Sept 30, 2005	**Sept 30, 2006**	Sept 30, 2005
OPERATING ACTIVITIES				
Net (loss) earnings from continuing operations	**(1,134)**	(1,483)	**(511)**	3,648
Add (deduct) items not affecting cash				
Depreciation	**1,260**	1,282	**3,726**	3,933
Future income taxes	**46**	-	**(5,169)**	(7)
Gain on disposal (note 9)	**-**	-	**-**	(2,944)
Others	**-**	(287)	**30**	(187)
	172	(488)	**(1,924)**	4,443
Changes in non-cash working capital balances related to operations				
Accounts receivable	**(11,852)**	2,039	**(14,573)**	(3,521)
Claims in process	**(5,118)**	(2,066)	**(3,068)**	(3,654)
Prepaid expenses	**(207)**	(1,988)	**(1,874)**	(1,426)
Income taxes	**(420)**	(795)	**2,235**	1,918
Accounts payable, accrued liabilities and deferred revenue	**18,137**	3,586	**9,784**	(10,077)
Pension and other liabilities	**(96)**	(550)	**(250)**	(1,676)
Discontinued operations	**(486)**	(3,071)	**(486)**	(5,146)
Cash provided (used) in operating activities	**130**	(3,333)	**(10,156)**	(19,139)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(108)**	(159)	**(1,157)**	(3,332)
Business disposals (note 9)	**-**	-	**-**	4,115
Purchase of property and equipment	**(1,050)**	(1,091)	**(3,810)**	(2,984)
Other assets	**(24)**	7	**(12)**	(10)
Discontinued operations (note 8)	**(320)**	-	**(2,539)**	-
Cash used in investing activities	**(1,502)**	(1,243)	**(7,518)**	(2,211)
FINANCING ACTIVITIES				
Bank indebtedness	**3,465**	385	**11,153**	2,199
Other loans	**(3)**	-	**3,948**	-
Repayment of debt	**(19)**	(32,245)	**(342)**	(32,245)
Proceeds from issue of shares on rights offering, net	**-**	32,245	**-**	32,245
Cash provided by financing activities	**3,443**	385	**14,759**	2,199
Effect of exchange rate changes on cash	**(309)**	(241)	**(953)**	285
Net increase (decrease) in cash during the period	**1,762**	(4,432)	**(3,868)**	(18,866)
Cash, beginning of period	**6,050**	13,934	**11,680**	28,368
Cash, end of period	**7,812**	9,502	**7,812**	9,502
SUPPLEMENTAL INFORMATION				
Cash interest paid	**1,939**	3,661	**5,561**	12,632
Cash taxes paid	**1,321**	1,620	**1,657**	4,245

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2006 and 2005

1. Summary of Significant Accounting Policies

The consolidated interim financial statements of Cunningham Lindsey Group Inc. (the ""Company"") should be read in conjunction with our annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2005. In management's opinion they include all disclosures necessary for the fair presentation of our interim results.

2. Shareholders' Equity

Shareholders' equity consists of the following:	September 30, 2006	December 31, 2005
Share capital	169,763	169,763
Contributed surplus	1,300	1,300
Employee share purchase loans	(2,552)	(2,588)
Currency translation adjustment	(35,681)	(40,739)
Deficit	(50,892)	(50,381)
	81,938	77,355

At September 30, 2006, we have loaned $2,552 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,100 subordinate voting shares of the Company. We intend to collect the majority of these loans from the sale of the pledged shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholder's equity.

3. Segmented Information

We operate through our subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended September 30, 2006						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	13,187	14,901	49,303	13,030	12,967	-	103,388
Operating earnings (loss) [2]	436	942	3,291	(997)	1,753	(1,322)	4,103
Interest (expense) income	15	(3)	170	(143)	21	(4,396)	(4,336)
Income tax (expense) recovery	-	-	(1,195)	190	(369)	473	(901)
Net (loss) earnings	451	939	2,266	(950)	1,405	(5,245)	(1,134)
Depreciation expense	72	71	752	172	193	-	1,260
Property and equipment additions	20	70	767	25	166	2	1,050
Goodwill additions	-	-	-	-	(76)	-	(76)
Goodwill	7,534	13,241	162,275	20,819	5,804	-	209,673
Identifiable assets	21,800	40,876	244,143	43,808	46,336	9,223	406,186

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2006 and 2005

	For the three months ended September 30, 2005						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	14,056	13,528	48,572	14,710	10,661	-	101,527
Operating earnings (loss) [2]	668	454	4,943	(370)	932	(2,390)	4,237
Interest (expense) income	19	(101)	(103)	(94)	44	(4,561)	(4,796)
Income tax (expense) recovery	(281)	-	(1,433)	(8)	240	558 [3]	(924)
Net (loss) earnings	406	353	3,407	(472)	1,216	(6,393)	(1,483)
Depreciation expense	87	75	693	214	212	1	1,282
Property and equipment additions	8	23	461	51	542	-	1,085
Goodwill additions	-	-	-	-	221	-	221
Goodwill	7,534	15,284	159,913	19,984	5,925	-	208,640
Identifiable assets	27,841	34,359	226,586	38,300	43,234	10,319	380,639

(1) The United Kingdom operations has one customer whose revenue represented 16.9% and 15.8% of our consolidated revenue for the three month ended September 30, 2006 and 2005, respectively.

(2) Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(3) The Corporate tax income is net of a valuation allowance against tax losses.

	For the nine months ended September 30, 2006						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue [1]	**40,998**	**47,338**	**138,797**	**41,796**	**37,544**	**-**	**306,473**
Operating earnings (loss) [2]	**352**	**2,907**	**7,433**	**(1,002)**	**5,765**	**(4,443)**	**11,012**
Interest (expense) income	**40**	**(197)**	**203**	**(361)**	**(10)**	**(12,601)**	**(12,926)**
Income tax recovery (expense)	**-**	**4,828**	**(2,677)**	**231**	**(1,384)**	**405** [4]	**1,403**
Net (loss) earnings	**392**	**7,538**	**4,959**	**(1,132)**	**4,371**	**(16,639)**	**(511)**
Depreciation expense	**216**	**219**	**2,144**	**563**	**584**	**-**	**3,726**
Property and equipment additions	**205**	**199**	**2,665**	**232**	**505**	**4**	**3,810**
Goodwill additions	**-**	**-**	**-**	**-**	**(77)**	**-**	**(77)**

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2006 and 2005

3. SEGMENTED INFORMATION (Continued)

	For the nine months ended September 30, 2005						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	39,543	41,956	148,076	47,186	41,451	-	318,212
Operating earnings (loss) [2]	779	1,503	12,826	297	11,791	(5,575)	21,621
Interest (expense) income	52	(189)	(198)	(328)	(75)	(13,988)	(14,726)
Gain on disposal	-	-	-	2,944 [3]	-	-	2,944
Income tax (expense) recovery	(349)	-	(3,554)	(203)	(2,711)	626 [4]	(6,191)
Net earnings (loss) from continuing operations	482	1,314	9,074	2,710	9,005	(18,937)	3,648
Net loss from discontinued operations, net of tax	-	(2,918)	-	-	-	-	(2,918)
Reimbursement for costs	-	566	-	-	-	-	566
Net earnings (loss)	482	(1,038)	9,074	2,710	9,005	(18,937)	1,296
Depreciation expense	252	247	2,273	593	566	2	3,933
Property and equipment additions	122	91	1,396	370	1,005	-	2,984
Goodwill additions	-	-	-	214	952	-	1,166

(1) The United Kingdom operations has one customer whose revenue represented 15.5% and 15.6% of our consolidated revenue for the nine month periods ended September 30, 2006 and 2005, respectively.

(2) Operating earnings (loss) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(3) The gain on disposal was not taxable.

(4) The Corporate tax recovery is net of a valuation allowance against tax losses.

4. BANK INDEBTEDNESS

As at September 30, 2006, our subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€ 4.2 million) totaling $19.5 million, against which they had drawn $13.0 million.

5. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada Limited ("Cunningham Lindsey Canada") renewed an unsecured non-revolving term facility for an initial term to March 31, 2007, with an option to extend the facility for a further one-year term, subject to certain conditions. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3% during the initial term, increasing by 0.5% for the one-year extension, if any.

The renewal terms include commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of the further extension, if any. The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at September 30, 2006, none of the principal amount had been repaid. The Company and several of its subsidiaries have guaranteed the loan on an unsecured basis.

On May 31, 2006 and again on June 15, 2006, Cunningham Lindsey Canada borrowed $2.0 million (total $4.0 million) from our parent company (see note 6 below).

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2006 and 2005

6. RELATED PARTY TRANSACTIONS
In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006 (see note 5), our parent company agreed to provide us with financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations

On May 31, 2006 and again on June 15, 2006, Cunningham Lindsey Canada borrowed $2.0 million (total $4.0 million) from our parent company. Proceeds of the loan were principally used for operating purposes. The loan bears interest at a rate of 7% per annum and is subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, our parent company has agreed that the Company will not repay the principal amount of the loan until our $72.8 million facility is repaid, without the consent of the senior lender.

Pursuant to a management services agreement with our parent company, we incurred management fee expenses of $0.1 million for the three months ended September 30, 2006 in respect of management services provided by our parent company. Furthermore, our parent company has agreed to reimburse us for certain costs related to the sale of our United States third claims administration business conducted by RSKCo Services, Inc. and Cunningham Lindsey Claims Management, Inc. ("United States TPA Business"). For the three months ended September 30, 2006, our parent company has agreed to reimburse us $0.8 million of the costs related to the sale of the United States TPA Business. As at September 30, 2006, $3.8 million is included within other accounts receivable in respect of our estimate of amounts recoverable from our parent company for reimbursement of costs.

Our parent company owns more than 75% of the total number of all of our outstanding shares, which allows them to include our United Kingdom subsidiaries in their consolidated tax return filings in the United Kingdom. For the three months ended September 30, 2006, we made tax installment payments totaling $1.0 million to our parent company related to 2006 (2005 - $1.5 million related to 2005), $nil related to 2005 (2005 - $1.7 million related to 2004), and received a refund of $nil in respect of overpaid taxes (2005 - $0.1 million related to 2003). We paid a further tax installment of $1.3 million to our parent company in October 2006 that related to 2006. The tax installment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We provide certain services, including claims adjusting and claims management services, to companies under our parent company's control in the normal course of business. In addition, companies under our parent company's control provide us with certain services, including taxation services, in the normal course of business. Pursuant to a management services agreement with our parent company, we incurred management fee expenses of $0.1 million for the three months ended September 30, 2006 in respect of management services provided by our parent company. Revenue earned primarily from claims adjusting and claims management services rendered to companies under our parent company's control in the normal course of business for the three months ended September 30, 2006 was $1.1 million (2005 - $2.1 million). Costs incurred for information and technology services provided by companies under our parent company's control in the normal course of business was $0.1 million (2005 - $0.3 million) for the three months ended September 30, 2006. Costs incurred for taxation services provided by companies under our parent company's control in the normal course of business for the three months ended September 30, 2006 was $0.1 million (2005 - $0.1 million).

At September 30, 2006, we owed our parent company $1.2 million (2005 - $nil) (U.S.$1.1 million; 2005 - U.S.$nil) for participation in an insurance program arranged by our parent company with third party carriers for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage, for claims made in the period June 1, 2006 to May 31, 2007. For the three months ended September 30, 2006, we paid our parent company $nil (2005 - $1.2 million) (U.S.$nil; 2005 - U.S.$1.0 million) for participation in this program.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2006 and 2005

7. IMPACT OF NATURAL EVENTS ON BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, our revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

8. DISCONTINUED OPERATIONS

On March 15, 2004, we completed the sale of certain assets and liabilities comprising our United States TPA Business to Broadspire Services, Inc.

Information related to the discontinued operations is as follows:

Statements of Loss	*For the three months ended*		*For the nine months ended*	
	Sept 30, 2006	Sept 30, 2005	**Sept 30, 2006**	Sept 30, 2005
Net loss on disposal	-	-	-	(2,918)
Reimbursement for costs (see note 6)	-	-	-	566
	-	-	-	(2,352)

The $2.9 million net loss on disposal in 2005 consists of $2.5 million (U.S.$2.0 million) provision for expected future errors and omissions, other legal costs and insurance premiums, $0.3 million (U.S.$0.2 million) for other run-off costs, and $0.1 million (U.S.$0.1 million) provision for excess office space lease payments, net of anticipated sublet.

The net loss on disposal of the United States TPA Business required management estimates which are subject to measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums, and the estimation of excess office lease payments, net of anticipated sublet recoveries. These estimates were based on certain material factors and assumptions considered reasonable by management. It is reasonably possible that known and unknown risks and uncertainties could cause actual results to differ materially and require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, we disposed of Cunningham Lindsey TES BV (""TES"") for net proceeds of $4.1 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) which was not taxable. The results of TES have been excluded from our financial statements since the effective sale date of March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

10. EMPLOYEE PENSION COSTS

Our expense for defined contribution pension plans was $1.7 million for both the three months ended September 30, 2006 and the three months ended September 30, 2005. Year-to-date, our expense for defined contribution pension plans was $5.2 million compared to $5.6 million for the first nine months of 2005.

For the three months ended September 30, 2006, our expense for defined benefit pension plans was $1.3 million compared to $1.2 million for the same period in 2005. Year-to-date, our expense for defined benefit pension plans was $3.7 million compared to $3.8 million for the first nine months of 2005.